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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                        For the date of October 31, 2003

                         Commission File Number 0-50131

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                                IFCO SYSTEMS N.V.
                 (Translation of Registrant's Name Into English)

                                 KONINGSLAAN 34
                       1075 AD AMSTERDAM, THE NETHERLANDS
                     (Address of principal executive office)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F  X             Form 40-F
                                        ---                       ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____)

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)

                               Yes                  No  X
                                   ---                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 -_____.


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
AD HOC DISCLOSURE

           The ad hoc disclosure filed by the registrant with the Deutsche Boerse (Frankfurt Stock Exchange) on October 31, 2003 is attached to this report as Appendix A.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2003


                                    IFCO SYSTEMS N.V.
                                    (Registrant)

                                    By: /s/ Michael W. Nimtsch
                                        ----------------------------------------
                                    Name:  Michael W. Nimtsch
                                    Title: Senior Executive Vice President and
                                           Chief Financial Officer




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                                                                      APPENDIX A

                               [IFCO SYSTEMS LOGO]


FOR IMMEDIATE RELEASE
Date: October 31,  2003
Frankfurt:(IFE1)




IFCO Systems N.V. expects to report a net profit of US$ 4.9 million for Q3 2003


Amsterdam, October 31, 2003 - Based on preliminary figures, IFCO Systems N.V. expects to report a net profit of approximately US$4.9 million for Q3 2003 in comparison to US$3.6 million in Q3 2002, an increase of 38% year over year.

Sustainable cost management and an increase in revenues were the key factors for this result. For the first nine months of 2003, IFCO Systems N.V. expects to report a net profit of approximately US$8.0 million compared to a net loss of US$95.6 million in the same period of the previous year.

IFCO Systems N.V. will publish detailed figures for its third quarter 2003 on November 4, 2003.



The statements in this press release regarding management's expectations, estimates and projections constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems' results to differ materially from those expectations, such as: (1) our ability to compete successfully in highly competitive industries; (2) our substantial leverage and our ability to meet our debt service obligations; (3) our dependence on our sole suppliers for the RPC business, Schoeller Wavin Systems AG and Schoeller Wavin Systems, Inc., and a small number of relatively large retailers; (4) our ability to maximize operating and organizational efficiencies; (5) our ability to respond to volatility in other factors affecting our profitability; (6) our ability to successfully and efficiently manage litigation; (7) our ability to comply with existing or newly implemented environmental regimes; (8) our limited capital resources and our historical financial difficulties; (9) concentrated ownership;
(10) weather conditions and seasonality; (11) availability and cost of RPCs;
(12) changes in national or international politics and economics; (13) currency exchange rate fluctuations; and (14) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange. This announcement should be read in conjunction with the filings made by IFCO Systems with the U.S. Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management's expectations.